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17009947

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68106

SEC

Mail Processing Section

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the MAR 01 2017
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC

REPORT FOR THE PERIOD BEGINNING   1/1/2016   AND ENDING   415   12/31/2016

       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

USRP Equities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Wood Avenue South   Suite 501

(No. and Street)

Iselin	New Jersey	08830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew G. Riordan   732.321.8312

                                                       (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP

(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark M. Skinner _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USRP Equities, LLC _____ , as of December 31, _____ 20 16 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn to and subscribed
before me this
27 day of Feb , 20 17

_____ ~~~Signature~~~
Signature

_____ CEO
Title

Rose C. Laprus
Notary Public

ROSE CARMAGNOLA LAPRUS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 5/28/2018

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USRP Equities, LLC
(A Wholly-Owned Subsidiary
of U.S. Retirement Partners, Inc.)

Report on Statement of
Financial Condition
(With Supplementary Information)
and Report of Independent Registered
Public Accounting Firm

December 31, 2016

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

<u>Index</u>

Facing Page

1

Report of Independent Registered Public Accounting Firm

To the Member
USRP Equities, LLC

We have audited the accompanying statement of financial condition of USRP Equities, LLC as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of USRP Equities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of USRP Equities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of USRP Equities, LLC's statement of financial condition. The supplemental information is the responsibility of USRP Equities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the statement of financial condition or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the statement of financial condition as a whole.

CohnReznick LLP

Roseland, New Jersey
February 27, 2016

2

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$ 95,509
Commissions receivable	830,022
Other current assets	1,500
Total assets	$ 927,031

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$ 128
Payable to related parties	831,611
Total liabilities	831,739

Commitments and contingencies

Member's equity	95,292
Total liabilities and member's equity	$ 927,031

See Notes to Statement of Financial Condition.

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization:

USRP Equities, LLC (the "Company"), a wholly-owned subsidiary of U.S. Retirement Partners, Inc. (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company was formed in May 2008.

FINRA and SIPC granted the Company membership effective January 20, 2010 and January 1, 2016, respectively.

The Company is a limited purpose broker-dealer created to receive securities-based compensation from other broker-dealers under commission sharing arrangements.

The Company is a limited liability company and its operating agreement provides for the Company to exist in perpetuity. The Parent has pledged to provide an annual capital contribution to ensure the continued operations of the Company. The capital contribution provided in 2016 was $100,000. On February 16, 2017, the Parent made an additional capital contribution of $100,000 for 2017.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash:

The Company maintains cash deposits in a noninterest bearing checking account at a bank. At December 31, 2016, the Company had no cash in excess of insured limits.

Revenue recognition:

Variable annuity commissions paid by insurance companies are based on a percentage of the premium that the insurance company charges to the policyholder. First-year commissions are calculated as a percentage of the first twelve months premium on the policy and earned in the year that the policy is originated. In many cases the Company receives renewal commissions for a period following the first year, if the policy remains in force. Commissions from insurance companies are recognized when the following criteria are met: (1) the policy application and other carrier delivery requirements are substantially complete, (2) the premium and commission is paid and/or (3) the policy holder is contractually committed to the purchase of the product. Carrier delivery requirements may include additional supporting documentation, signed amendments and premium payments. Commissions earned on a renewal basis

4

Note 2 - Summary of significant accounting policies (continued):

are generally recognized upon receipt from the carrier since that is when the Company is first notified that such commissions have been earned. Any commission adjustments are recorded as they occur, but were minimal during 2016.

The Company earns commissions related to the sale of securities and certain investment related insurance products. Commissions consist of two primary forms. The first are transactional, which are typically paid on a specific investment. The second are recurring, that consist of commissions paid for ongoing deposits into investment accounts, asset-based fees determined by the size of the client's account and/or investment advisory fees also linked to the size of a client's account. Transaction-based fees, including performance fees, are recognized when all contractual obligations have been satisfied. Securities and mutual fund commission income and related expenses are recorded on a trade-date basis.

Receivables:

On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current considerations. At December 31, 2016, no allowance for doubtful accounts was deemed necessary.

Major customers:

During 2016, the Company earned all of its revenue from five clients with approximately 91% of the revenue being earned from two of these clients. At December 31, 2016, approximately 92% of the Company's commissions receivable are due from these two clients.

Income taxes:

The Company is a limited liability company and is considered a disregarded entity for Federal and state income tax purposes; hence, the Company files no income tax returns. Any income or loss generated is passed through to the member.

Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

Note 2 - Summary of significant accounting policies (concluded):
Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2017, which is the date the financial statements were available to be issued.

Note 3 - Related party transactions:

As stated in Note 1, the Company was created to receive securities-based compensation from other broker-dealers under commission sharing arrangements. These commissions will be generated by representatives of the paying broker-dealers. Such representatives are agents of subsidiaries of the Parent. These commissions will be used to pay expenses of the subsidiaries as outlined in expense sharing agreements between the related entities. The expenses paid are for administrative services, compensation and benefits provided through the Parent to these subsidiaries and will include (but are not limited to) agent or administrative staff recruiting assistance, payment of overhead costs, insurance and retirement plan benefits and are generally not provided by their broker-dealer.

The Company shares space and office staff with the Parent and is allocated a share of those expenses on a monthly basis. The Company also pays management fees to various subsidiaries of the Parent to reimburse them for general and administrative expenses that are incurred in the generation of commissions paid to the Company. At December 31, 2016, amounts due to the Parent for these services amounted to $1,590 and amounts payable to related parties for management fees amounted to $830,021. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

Note 4 - Net capital requirement:

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $93,792, which was $38,343 in excess of its minimum required net capital of $55,449. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 8.87 to 1. During 2016, the Parent made a $100,000 capital contribution to fund operating expenses.

Note 5 - Regulatory compliance:

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 6 - Contracts:

The Company has a management agreement with its Parent and its subsidiaries that provides space, staff support and various other general and administrative functions which help generate and support the commissions paid to the Company.

The Company has also entered into commission sharing arrangements with external broker-dealers in order to receive the commissions generated by the salesforce of its Parent and its subsidiaries.

Note 7 - Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Member's equity	$	95,292
Deduction and/or charges		
Non-allowable assets - other current assets		1,500
Net capital	$	93,792
Aggregate indebtedness - total liabilities	$	831,739
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$	55,449
Excess net capital	$	38,343
Ratio of aggregate indebtedness to net capital		8.87 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016.

See Report of Independent Registered Public Accounting Firm.